EXHIBIT 99.1

May 30, 2023

First Quarter 2023 Summary Results

In the first quarter of 2023, the positive industry fundamentals together with the trade imbalances the war in the Ukraine created, continued to support a healthy tanker market and allowed Tsakos Energy Navigation Limited (the “Company” or “TEN”) - despite operating fewer vessels—to generate gross revenues of $261 million, representing an increase of 74% or $112 million from the same quarter in 2022.

Operating income in the 2023 first quarter climbed to $199 million, which includes an $81 million capital gain from the sale of six first generation MRs and two handysize product tankers at values reflecting the strong demand for secondhand tonnage.

The resulting net income, including the $81 million capital gain, totaled $177 million in the first quarter of 2023.

Fleet utilization in the first quarter of 2023 amounted to 96.4% reflecting efficient technical management and the low number of scheduled dry dockings during the period.

Boosted by TEN’s flexible charters with upside potential, the fleet’s average Time Charter Equivalent (TCE) more than doubled to $41,882 per day from the 2022 first quarter levels.

Earnings Before Interest Tax Depreciation & Amortization (EBITDA) exceeded $236 million in the first quarter of 2023.

As a consequence, the positive cash flow generated from the profitable contracts the vessels are employed under resulted in the increase of the Company’s cash reserves to $476 million as of March 31, 2023.

Bank debt at the end of first quarter of 2023 was $21 million lower from the year-end 2022 level at $1.39 billion.

Interest and finance costs in the first quarter of 2023 reached $24 million, primarily due to higher underlying interest rates and a new loan for the acquisition of a VLCC in November 2022.

Daily operating expenses per vessel during the 2023 first quarter were at $9,213 impacted by the seasonal inventory buildup for the fleet and the inflationary pressures evident in the world economy.

Depreciation and amortization marginally increased by $1.8 million partly due to two vessels undergoing dry-docking during the 2023 first quarter.

COMMON SHARES DIVIDEND; SERIES D PREFERRED SHARES REDEMPTION

The Company’s Board of Directors has approved the full and at par redemption of TEN’s 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares currently outstanding with a par value of $25.00 per share or $87,926,525 in total. The redemption, along with accrued dividends, is scheduled for July 7, 2023. Through this redemption, the Company will generate annual preferred dividend savings of $7.7 million.

In line with TEN’s semi-annual dividend distribution policy and as previously announced, the Company will distribute in 2023 an annual dividend of $0.60 per common share, $0.30 of which will be paid on June 15, 2023, to shareholders of record as of June 9, 2023, and $0.30 to be paid in December 2023.

Our newbuildings under construction, as of May 30, 2023, consisted of the following:

#	Name	Type	Delivery	Status	Employment
1	H5081	Aframax Dual Fuel	Q1 2024*	Under Construction	Yes
2	H5082	Aframax Dual Fuel	Q1 2024*	Under Construction	Yes
3	H5083	Aframax Dual Fuel	Q3 2023*	Under Construction	Yes
4	H5084	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes
5	H3431	Suezmax – Scrubber Fitted	Q2 2025*	Under Construction	Under Discussion
6	H3432	Suezmax – Scrubber Fitted	Q4 2025*	Under Construction	Under Discussion
7	H2654	Suezmax Shuttle Tanker	Q2 2025*	Under Construction	Yes
8	H2655	Suezmax Shuttle Tanker	Q2 2025*	Under Construction	Yes

*	Expected delivery as per shipbuilding contracts (could be subject to change)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended March 31 (unaudited)
STATEMENT OF OPERATIONS DATA	2023	2022
Voyage revenues	$261,212	$149,704

Voyage expenses	45,898	48,202
Charter hire expense	6,792	8,615
Vessel operating expenses	48,275	43,174
Depreciation and amortization	35,139	33,349
General and administrative expenses	7,157	6,795
Gains on sale of vessels	(81,198)	—

Total expenses	62,063	140,135

Operating income	199,149	9,569

Interest and finance costs, net	(24,515)	(3,299)
Interest income	2,763	190
Other, net	61	(167)

Total other expenses, net	(21,691)	(3,276)

Net income	177,458	6,293
Less: Net income attributable to the noncontrolling interest	(908)	(773)

Net income attributable to Tsakos Energy Navigation Limited	$176,550	$5,520

Effect of preferred dividends	(8,673)	(8,673)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$167,877	$(3,153)

Earnings (Loss) per share, basic and diluted	$5.69	$(0.12)

Weighted average number of common shares, basic and diluted	29,505,603	25,571,750

BALANCE SHEET DATA	March 31 2023	December 31 2022
Cash	475,682	309,439
Other assets	278,869	371,911
Vessels, net	2,570,908	2,580,575
Advances for vessels under construction	98,165	46,650

Total assets	$3,423,624	$3,308,575

Debt and other financial liabilities, net of deferred finance costs	1,555,121	1,577,877
Other liabilities	197,693	207,779
Stockholders’ equity	1,670,810	1,522,919

Total liabilities and stockholders’ equity	$3,423,624	$3,308,575

	Three months ended March 31
OTHER FINANCIAL DATA	2023		2022
Net cash provided by operating activities		$115,006	$24,284
Net cash provided by (used in) investing activities		$86,323	$(158,197)
Net cash (used in) provided by financing activities		$(35,086)	$149,682
TCE per ship per day		$41,882	$19,730
Operating expenses per ship per day		$9,213	$7,745
Vessel overhead costs per ship per day		$1,279	$1,146

		10,492	8,891
FLEET DATA
Average number of vessels during period		62.2	65.9
Number of vessels at end of period		58.0	66.0
Average age of fleet at end of period	Years	10.2	10.3
Dwt at end of period (in thousands)		7,178	7,302
Time charter employment - fixed rate	Days	2,277	2,026
Time charter and pool employment - variable rate	Days	1,801	1,798
Period employment coa at market rates	Days	61	90
Spot voyage employment at market rates	Days	1,252	1,617

Total operating days		5,391	5,531
Total available days		5,594	5,929
Utilization		96.4%	93.3%

Non-GAAP Measures Reconciliation of Net income to Adjusted EBITDA

	Three months ended March 31
	2023		2022
Net income attributable to Tsakos Energy Navigation Limited		$176,550	$5,520
Depreciation and amortization		35,139	33,349
Interest Expense		24,515	3,299
EBITDA		236,204	42,168
Gains on sale of vessels		(81,198)	—

Adjusted EBITDA		$155,006	$42,168

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 164 days lost for the first quarter of 2023 as a result of calculating revenue on a loading to discharge basis, compared to 204 days lost for the first quarter of 2022.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	EBITDA and Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.